SSLJ.com Limited Enters Significant Service Agreement with Technovative Group, Inc.

Blockchain and AI Solutions for a Smart Home Platform, to Provide Better Quality of Life, and Transform Healthcare in China

WUHAN, China, July 2, 2018 /PRNewswire/ -- SSLJ.com Limited (the “Company” or “SSLJ”) (NASDAQ: SSLJ), a leading vertically integrated online-to-offline (“O2O”) home improvement service and product provider in the People’s Republic of China (“PRC”), announced today that it has entered into a service agreement with Technovative Group, Inc. (“Technovative”) (OTCPINK: TEHG), a company engaged in delivering artificial intelligence (“AI”), blockchain (“distributed ledger technology”, “DLT”) and big data analytics to leading enterprises in the Greater China Region (“GCR”), Southeast Asian Region and beyond. Together the two companies will develop the Lojoy iCare platform to support SSLJ’s Internet of Things (“IoT”) appliances in a race to become the first to create a true smart home environment centered on the innovative use of leading technologies.

SSLJ will utilize Technovative’s expertise to develop smart appliances capable of leveraging blockchain’s immutability to accurately collect and analyze personalized data emitted including: living habits, home preferences, personal health statistics, etc. and generate intelligent analytics leading to the ability to learn and gain insights about residents across multiple homes and locations. SSLJ’s devices classify data based on five human sensory perceptions, and singularly or collectively can capture vital personal data in the block chain. Appliances from SSLJ’s Lojoy Suite such as blood pressure monitors, and blood glucose monitors, are already capable of producing medical data, which residents can share confidently with doctors and insurers because of the privacy enabled by blockchain technology. Big data analytics mined from the blockchain can assist doctors in providing preventive and/or rehabilitative medical care.

Over time, these insights will also provide better knowledge on preferred building materials and room styles. DLT-based analytics differ from traditional analytics by virtualizing the home and its residents so that information becomes more ubiquitous, ultimately leading to better analysis of market trends and customer needs. SSLJ not only will be able to improve its designs and product offerings, but will also promote the usage of Lojoy iCare as the Platform as a Service (“PaaS”) of choice to a wider exclusive home improvement ecosphere with upstream and downstream enterprises that can incubate new appliances and innovative concepts. It is envisaged that Lojoy iCare will be widely adopted as an industry-wide standard and the IT community will contribute extensions and adoptions.

In addition to effective application of the anonymous and decentralized nature of blockchain technology to data security and client privacy protection, the Lojoy iCare platform will also feature a gamified CRM program based on blockchain’s Proof-of-Work (“POW”) mining process enabling SSLJ clients to earn loyalty points (and coins) through applying forward thinking rules and concepts such as “the more you use the smart home appliances, the more you benefit” especially for early adopters.

The smart home market, the blockchain industry, and the Internet of Things industry are all high growth industries with great potential, as indicated by the latest market research. According to a research report from Renub Research published in 2017, the smart home market, worth US$5.77 billion in 2013 worldwide, is predicted to reach a market value of US$12.81 billion by the year 2020. In the same report, the smart home market in China was forecasted to grow with a CAGR of 44.30% during the period from 2017 to 2024. Qianzhan Industrial Research Institute, in a report published in 2018, estimated that the potential smart home market will reach approximately US$1.85 trillion by 2022. Similar impressive growth has been forecast for the blockchain industry. Research from Netscribes indicates that the global blockchain market size will increase to US$13.96 billion and with a CAGR of 42.8% by 2022. The Internet of Things industry is also undergoing a period of sustained rapid growth. According to the forecast from Zhiyan Consulting, the domestic IoT market in China will reach US$281.54billion by 2020.

Mr. Wei Zheng, Chairman and Chief Executive Officer of SSLJ.com Limited, commented, “There are other application of our Lojoy iCare platform. Our teams are earnestly developing a smart home ecosystem, which is smart home plus healthcare. The Lojoy iCare platform collects physiological, motion and audio signals through smart home sensors and provides contextual information in terms of the resident’s daily activities at home. This platform enables healthcare professionals to study daily activities, behavioral changes and monitor rehabilitation and recovery processes.”

Mr. Zheng continued, “Our collaboration with Technovative allows to combine blockchain technology with our smart home infrastructure to promote the social values and trust we see as central to society. The “internet of things” and blockchain have exciting implications for improving physical and mental health, ensuring healthy drinking water and diets, quickly treating minor illnesses, and sponsoring strong family environments, in a secure, trustworthy, manner.”

Nicolas Lin, Chief Executive Officer of Technovative, stated, “We are excited to be appointed by SSLJ to be its technology partner and we are confident that our technology and development capabilities will greatly assist SSLJ to position themselves in the IoT and smart home market.”

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides clients with a convenient, full-service, one-stop solution for their homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi’an. For more information, please visit www.sslj.com.

About Technovative Group, Inc.

Technovative Group Inc. (OTCPINK: TEHG) is a technology holding company. The Company through its subsidiaries and consolidated variable interest entity, is engaged in delivering financial technology, blockchain solutions and big data analytics technologies to financial services institutions (FSI) in the Greater China Region and Southeast Asia Region. Technovative Group Inc.is currently developing a suite of smart tools which includes Chatbots, Smart Contracts, Data Analytics, Blockchain and Trading Platforms targeted to FSI in the GCR and Southeast Asia Region. For more information, please visit www.technovative.co

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Ascent Investor Relations LLC
Ms. Tina Xiao
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com